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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

EARLE M. JORGENSEN COMPANY

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

480829100

(CUSIP Number)

July 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 480829100			Page 2 of 8

1.	Name of Reporting Person: DSC Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,444,200

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,444,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,444,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person:* PN

*	See Instructions Before Filling Out
**	See Item 4(b)

13G
CUSIP No. 480829100			Page 3 of 8

1.	Name of Reporting Person: Andrew Bluhm		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,444,200

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,444,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,444,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person:* IN

*	See Instructions Before Filling Out
**	See Item 4(b)

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm, the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC, relating to shares of common stock of Earle M. Jorgensen Company, a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by DSC at the direction of Mr. Bluhm for the account of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“DSC Master Fund”), of which DSC is the investment manager and by entities and/or parties related to Mr. Bluhm. DSC Master Fund holds the shares of Common Stock of the Issuer for the accounts of Delaware Street Capital, L.P. and Delaware Street Capital II, L.P., both Delaware limited partnerships, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.

Item 1(a)	Name of Issuer.

Earle M. Jorgensen Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

10650 S. Alameda Street
Lynwood, California 90262

Item 2(a)	Name of Person Filing.

DSC Advisors, L.P. and Andrew Bluhm

Item 2(b)	Address of Principal Business Office.

900 North Michigan Avenue, Suite 1900 Chicago, Illinois 60611

Item 2(c)	Place of Organization.

DSC Advisors, L.P., is a Delaware limited partnership and Andrew Bluhm is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

480829100

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	DSC and Mr. Bluhm are the beneficial owners of 2,444,200 shares of Common Stock.

(b)	DSC and Mr. Bluhm are the beneficial owners of 5.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 48,517,094, the number of shares of Common Stock issued and outstanding as of March 31, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed June 29, 2005.

(c)	DSC, as the investment manager of DSC Master Fund, has the power to vote and dispose of the 2,444,200 shares of Common Stock held by DSC Master Fund. As the principal of DSC, Mr. Bluhm may direct the vote and disposition of the 2,444,200 shares of Common Stock held by DSC Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 8, 2005

DSC Advisors, L.P.
By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew Bluhm
Andrew Bluhm, Principal

/s/ Andrew Bluhm
Andrew Bluhm